

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

April 16, 2008

Via U.S. Mail and Fax 907-868-9888
Mr. Ronald A. Duncan
President
GCI, Inc.
2550 Denali Street
Suite 1000
Anchorage, Alaska 99503

> **Re:** **GCI, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed March 7, 2008**
> **File No. 0-05890**

Dear Mr. Duncan:

　　We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

Segment Overview, pages 56-67

1. Discuss each of your segment's measure of profit or loss (earnings from
    operations before depreciation and amortization expense, net interest expense,
    income tax expense and share-based compensation expense).

Consolidated Financial Statements

(15) Commitments and Contingencies

   IRU Purchase Commitment, page 121

2. Tell us the line item where you have reflected this intangible. Tell us and disclose
    your accounting for IRUs.

(16) Fluctuations in Fourth Quarter Results of Operations (Unaudited), page 125

3. Please tell us why this footnote is unaudited. Please tell us the nature and
    amounts of all adjustments. Tell us why you have not restated the quarters
    presented. Provide us with your SAB 99 analysis. It appears that some of your
    adjustments may be material.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within
10 business days or tell us when you will provide us with a response. Please furnish a
letter that keys your responses to our comments and provides any requested information.
Detail letters greatly facilitate our review. Please submit your cover letter over EDGAR.
Please understand that we may have additional comments after reviewing your responses
to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings to be certain that the filing includes all information required
under the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director